Exhibit 99.1

FOR IMMEDIATE RELEASE                                               MAY 14, 2001

CONTACT:          Donald L. Rich, President & CEO             408-852-8000


Castelle Reports First Quarter 2001 Results

MORGAN HILL, Calif., May 14, 2001 - CASTELLE (Nasdaq: CSTL) today announced financial results for the first fiscal quarter ended March 30, 2001.

Net sales for the first fiscal quarter of 2001 were $2.3 million, compared to $4.1 million for the same period in fiscal 2000. The Company recorded a net loss for the first fiscal quarter of 2001 of $408,000 or $0.09 per diluted share, compared to a net profit of $169,000 or earnings of $0.03 per diluted share for the same period in fiscal 2000.

The loss in the first fiscal quarter of 2001 included a restructuring charge to income of $180,000, or $0.04 per diluted share. Excluding this charge, the results would have been a loss of $228,000, or $0.05 per diluted share. The restructuring charge included the write-down of surplus assets and expenses associated with worldwide consolidations.

Donald L. Rich, President and CEO, stated, "Our first quarter financial results were impacted by the abrupt decline of the economy and weakened demand for our products. While it is difficult to predict the scope and duration of this economic uncertainty, we believe it is prudent to take appropriate steps to reduce our expenses worldwide. In April, we reduced our workforce by 17 positions, or 25%, consolidated excess facilities and restructured certain business functions. Our actions will result in another restructuring charge in the second quarter of approximately $100,000. Consequently, we are committed to an operating model that will enable us to return to profitability at the current revenue level."

About Castelle
Founded in 1987, Castelle develops and markets products that enable organizations to easily implement Internet and Intra-office messaging, data storage and printing over local area networks. Castelle is one of the pioneers of application server appliances and has developed expertise to integrate most complex functions into very easy-to-use and maintain, "plug-&-forget" shared devices. Castelle believes that its products are more economical than comparable software-only solutions, as they do not require a large technical staff to install, operate and maintain. Castelle products are utilized by industry leaders including Fortune 1000 companies and also by small and medium-sized business worldwide and are available through a worldwide network of distributors, value-added resellers, systems integrators, e-commerce retailers, and the Castelle On-Line Store. Castelle is headquartered in Morgan Hill, California and can be reached at 408-852-8000, fax 408-852-8100 or www.castelle.com.

Forward-Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties, relating to the future events, including the ability of the Company to (i) develop, introduce and achieve acceptance of new products, (ii) be profitable, (iii) be cash flow positive, (iv) improve on working capital, and
(iv) deliver quality customer support. Actual events or the Company's results may differ materially from the events or results discussed in the forward-looking statements for a number of reasons including, without limitation, the timely development, acceptance and pricing of new products and the general economic conditions as they affect the Company's customers. The Company assumes no obligation to update the forward-looking information. Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements as contained in the Company's reports to the Securities and Exchange Commission, including the Company's Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2000.


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